Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Fiscal Year 2024 Unaudited Consolidated Financial Results

BEIJING, March 26, 2025 - Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced its unaudited consolidated financial results for the quarter and fiscal year ended December 31, 2024.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, remarked, “In Q4, our total revenue accelerated robustly, demonstrating our commitment to high-quality growth and ongoing business turnaround. With the momentum of LLMs, we entered 2025 with tremendous opportunities, including the upcoming launch of AgentOS, our next-generation voice interaction system for service robots, which further strengthens our leadership in voice-enabled robotics. By focusing on scalable robotics solutions and leveraging our strong product technology, we are well-positioned to become a top 3 service robot provider globally within three years. Meanwhile, our legacy Internet business continues to drive strong revenue growth and margin expansion on a year-over-year basis, providing a solid foundation for our AI and robotics investments.”

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “In Q4, our revenue once again accelerated year-over-year, and we reduced our non-GAAP operating losses quarter-over-quarter. Furthermore, Q4 was the first quarter in which we reduced our non-GAAP operating losses on a year-over-year basis since 4Q 2022. These improvements reflect our continued business progress since Q1 2024. Additionally, we delivered strong cash flow this quarter. Looking ahead, we remain focused on driving revenue growth while working towards breakeven and profitability. At the same time, we will continue to manage our net cash position with discipline."

Fourth Quarter 2024 Financial Highlight

•
Total revenues grew by 41.7% year-over-year and 23.4% quarter-over-quarter, accelerating to RMB237.1 million (US$32.5 million) in the fourth quarter of 2024.
•
Gross profit increased by 74.4% year-over-year and 32.5% quarter-over-quarter, to RMB172.8 million (US$23.7 million) in the fourth quarter of 2024. Non-GAAP gross profit rose by 73.8% year-over-year and 32.1% quarter-over-quarter to RMB172.3 million (US$23.6 million).
•
Operating loss in the fourth quarter of 2024 was RMB207.1 million (US$28.4 million), compared to RMB60.9 million in the same period of last year and RMB72.0 million in the previous quarter. Non-GAAP operating loss in the fourth quarter of 2024 improved to RMB42.5 million (US$5.8 million) from RMB49.1 million in the same period of last year and RMB60.5 million in the previous quarter.
•
Net loss attributable to Cheetah Mobile Shareholders was RMB366.8 million (US$50.2 million), compared to RMB301.2 million in the same period of last year. Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB202.1 million (US$27.7 million), compared to RMB289.4 million in the same period of last year.

•
Cash flow generated by operating activities was RMB283.0 million (US$38.8 million) in the fourth quarter of 2024.
•
As of December 31, 2024, the Company had cash and cash equivalents of RMB1,833.0 million (US$251.1 million), ensuring strong liquidity.
•
As of December 31, 2024, the Company had long-term investments of RMB817.3 million (US$112.0 million).

Fiscal Year 2024 Financial Highlight

•
Total revenues grew by 20.5% year-over-year to RMB806.9 million (US$110.5 million) in 2024.
•
Gross profit rose by 24.6% year-over-year to RMB545.2 million (US$74.7 million). Non-GAAP gross profit rose by 24.5% year-over-year to RMB545.3 million (US$74.7 million).
•
Operating loss was RMB437.3 million (US$59.9 million) in 2024, compared to RMB209.8 million in 2023. Non-GAAP operating loss was RMB231.8 million (US$31.8 million) in 2024, compared to RMB171.9 million in 2023.
•
Net loss attributable to Cheetah Mobile shareholders was RMB617.6 million (US$84.6 million), compared to RMB602.9 million in 2023. Non-GAAP net loss attributable to Cheetah Mobile shareholders improved to RMB412.1 million (US$56.5 million) in 2024 from RMB564.9 million in 2023.

Conference Call Information

The Company will hold a conference call on March 26, 2025, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 5690589

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 0936457

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;

•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions; and
•
Non-GAAP adjusted EBITDA represents net loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, impairment of goodwill, net income attributable to noncontrolling interests, other income/expenses, net and income tax expenses/benefits.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,020,191	1,833,031	251,124
Short-term investments	1,023	335	46
Accounts receivable, net	401,064	473,619	64,886
Prepayments and other current assets, net	973,127	1,365,761	187,108
Due from related parties, net	71,505	106,934	14,650
Total current assets	3,466,910	3,779,680	517,814

Non-current assets:
Property and equipment, net	53,884	51,564	7,064
Operating lease right-of-use assets	30,451	26,323	3,606
Intangible assets, net	218,559	190,665	26,121
Goodwill	576,989	424,099	58,101
Long-term investments	937,460	817,330	111,974
Deferred tax assets	188,503	128,581	17,616
Other non-current assets	160,428	86,059	11,790
Total non-current assets	2,166,274	1,724,621	236,272

Total assets	5,633,184	5,504,301	754,086

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank loans	5,000	-	-
Accounts payable	170,185	219,566	30,080
Accrued expenses and other current liabilities	2,437,210	2,756,805	377,681
Due to related parties	84,147	69,606	9,536
Income tax payable	31,603	35,804	4,905
Total current liabilities	2,728,145	3,081,781	422,202

Non-current liabilities:
Deferred tax liabilities	54,540	43,046	5,897
Other non-current liabilities	189,943	172,348	23,612
Total non-current liabilities	244,483	215,394	29,509

Total liabilities	2,972,628	3,297,175	451,711

Mezzanine equity:
Redeemable noncontrolling interests	105,978	189,725	25,992

Shareholders’ equity:
Ordinary shares	244	248	34
Additional paid-in capital	2,711,875	2,722,504	372,982
Accumulated deficit	(613,102)	(1,232,575)	(168,862)
Accumulated other comprehensive income	356,854	410,421	56,227
Total Cheetah Mobile Inc. shareholders’ equity	2,455,871	1,900,598	260,381
Noncontrolling interests	98,707	116,803	16,002

Total shareholders’ equity	2,554,578	2,017,401	276,383

Total liabilities, mezzanine equity and shareholders’ equity	5,633,184	5,504,301	754,086

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD	RMB	RMB	USD
Revenues	167,314	237,089	32,481	669,503	806,877	110,541
Internet business	107,711	160,152	21,941	450,134	517,188	70,854
AI and others	59,603	76,937	10,540	219,369	289,689	39,687
Cost of revenues (a)	(68,243)	(64,317)	(8,811)	(231,940)	(261,682)	(35,850)
Gross profit	99,071	172,772	23,670	437,563	545,195	74,691

Operating income and expenses:
Research and development (a)	(39,584)	(65,506)	(8,974)	(178,207)	(243,391)	(33,344)
Selling and marketing (a)	(56,746)	(104,851)	(14,365)	(242,511)	(342,421)	(46,911)
General and administrative (a)	(63,502)	(56,281)	(7,710)	(229,549)	(244,385)	(33,481)
Impairment of goodwill	-	(152,890)	(20,946)	-	(152,890)	(20,946)
Other operating (expense)/ income, net	(186)	(377)	(52)	2,867	637	87
Total operating income and expenses	(160,018)	(379,905)	(52,047)	(647,400)	(982,450)	(134,595)

Operating loss	(60,947)	(207,133)	(28,377)	(209,837)	(437,255)	(59,904)
Other income/(expenses):
Interest income, net	15,828	9,862	1,351	60,978	44,422	6,086
Foreign exchange gains/ (losses)	17,408	(32,236)	(4,416)	(11,421)	(21,726)	(2,976)
Other expense, net	(321,244)	(82,300)	(11,275)	(477,370)	(139,769)	(19,148)

Loss before taxes	(348,955)	(311,807)	(42,717)	(637,650)	(554,328)	(75,942)
Income tax benefits/ (expenses)	47,760	(51,064)	(6,996)	43,781	(47,258)	(6,474)
Net loss	(301,195)	(362,871)	(49,713)	(593,869)	(601,586)	(82,416)
Less: net income attributable to noncontrolling interests	18	3,913	536	9,029	15,971	2,188
Net loss attributable to Cheetah Mobile shareholders	(301,213)	(366,784)	(50,249)	(602,898)	(617,557)	(84,604)

Net loss per share
Basic	(0.2046)	(0.2438)	(0.0334)	(0.4095)	(0.4161)	(0.0570)
Diluted	(0.2047)	(0.2439)	(0.0334)	(0.4100)	(0.4162)	(0.0570)

Net loss per ADS
Basic	(10.2312)	(12.1907)	(1.6700)	(20.4740)	(20.8042)	(2.8500)
Diluted	(10.2358)	(12.1947)	(1.6700)	(20.4977)	(20.8097)	(2.8500)

Weighted average number of shares outstanding
Basic	1,493,550,095	1,512,707,145	1,512,707,145	1,472,615,281	1,503,054,847	1,503,054,847
Diluted	1,493,550,095	1,512,707,145	1,512,707,145	1,472,615,281	1,503,054,847	1,503,054,847
Weighted average number of ADSs outstanding
Basic	29,871,002	30,254,143	30,254,143	29,452,306	30,061,097	30,061,097
Diluted	29,871,002	30,254,143	30,254,143	29,452,306	30,061,097	30,061,097

Other comprehensive (loss)/income , net of tax of nil
Foreign currency translation adjustments	(29,112)	51,667	7,078	45,769	49,045	6,719
Unrealized gains/(loss) on available-for-sale securities, net	-	7,277	997	(43,494)	2,642	362
Other comprehensive (loss)/ income	(29,112)	58,944	8,075	2,275	51,687	7,081
Total comprehensive loss	(330,307)	(303,927)	(41,638)	(591,594)	(549,899)	(75,335)
Less: Total comprehensive income attributable to noncontrolling interests	686	2,199	301	8,398	14,089	1,930
Total comprehensive loss attributable to Cheetah Mobile shareholders	(330,993)	(306,126)	(41,939)	(599,992)	(563,988)	(77,265)

	For The Three Months Ended			For The Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	71	(460)	(63)	370	81	11
Research and development	(426)	1,280	175	580	1,924	264
Selling and marketing	72	(495)	(68)	509	(662)	(91)
General and administrative	7,714	4,819	660	32,095	24,758	3,392
Total	7,431	5,144	704	33,554	26,101	3,576

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended December 31, 2024						For The Year Ended December 31, 2024
	GAAP	Share-based	Amortization of	Impairment	Non-GAAP		GAAP	Share-based	Amortization of	Impairment	Non-GAAP
	Result	Compensation	intangible assets*	of goodwill	Result		Result	Compensation	intangible assets*	of goodwill	Result
	RMB	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	RMB	USD
Revenues	237,089	-	-	-	237,089	32,481	806,877	-	-	-	806,877	110,541
Cost of revenues	(64,317)	(460)	-	-	(64,777)	(8,874)	(261,682)	81	-	-	(261,601)	(35,839)
Gross profit	172,772	(460)	-	-	172,312	23,607	545,195	81	-	-	545,276	74,702

Research and development	(65,506)	1,280	6,156	-	(58,070)	(7,956)	(243,391)	1,924	24,624	-	(216,843)	(29,708)
Selling and marketing	(104,851)	(495)	469	-	(104,877)	(14,369)	(342,421)	(662)	1,876	-	(341,207)	(46,746)
General and administrative	(56,281)	4,819	-	-	(51,462)	(7,050)	(244,385)	24,758	-	-	(219,627)	(30,089)
Impairment of goodwill	(152,890)	-	-	152,890	-	-	(152,890)	-	-	152,890	-	-
Other operating (loss) income, net	(377)	-	-	-	(377)	(52)	637	-	-	-	637	87
Total operating income and expenses	(379,905)	5,604	6,625	152,890	(214,786)	(29,427)	(982,450)	26,020	26,500	152,890	(777,040)	(106,456)

Operating loss	(207,133)	5,144	6,625	152,890	(42,474)	(5,820)	(437,255)	26,101	26,500	152,890	(231,764)	(31,754)
Net loss attributable to Cheetah Mobile shareholders	(366,784)	5,144	6,625	152,890	(202,125)	(27,692)	(617,557)	26,101	26,500	152,890	(412,066)	(56,454)

Diluted losses per ordinary share (RMB)	(0.2439)	0.0034	0.0044	0.1011	(0.1350)		(0.4162)	0.0174	0.0176	0.1017	(0.2795)
Diluted losses per ADS (RMB)	(12.1947)	0.1700	0.2200	5.0547	(6.7500)		(20.8097)	0.8700	0.8800	5.0847	(13.9750)
Diluted losses per ADS (USD)	(1.6700)	0.0233	0.0301	0.6919	(0.9247)		(2.8500)	0.1192	0.1206	0.6956	(1.9146)

* This represents amortization of intangible assets resulting from business acquisitions.

	For The Three Months Ended December 31, 2023				For The Year Ended December 31, 2023
	GAAP	Share-based	Amortization of	Non-GAAP	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	167,314	-	-	167,314	669,503	-	-	669,503
Cost of revenues	(68,243)	71	-	(68,172)	(231,940)	370	-	(231,570)
Gross profit	99,071	71	-	99,142	437,563	370	-	437,933

Research and development	(39,584)	(426)	4,104	(35,906)	(178,207)	580	4,104	(173,523)
Selling and marketing	(56,746)	72	313	(56,361)	(242,511)	509	313	(241,689)
General and administrative	(63,502)	7,714	-	(55,788)	(229,549)	32,095	-	(197,454)
Other operating (loss) income, net	(186)	-	-	(186)	2,867	-	-	2,867
Total operating income and expenses	(160,018)	7,360	4,417	(148,241)	(647,400)	33,184	4,417	(609,799)

Operating loss	(60,947)	7,431	4,417	(49,099)	(209,837)	33,554	4,417	(171,866)
Net loss attributable to Cheetah Mobile shareholders	(301,213)	7,431	4,417	(289,365)	(602,898)	33,554	4,417	(564,927)

Diluted losses per ordinary share (RMB)	(0.2047)	0.0050	0.0029	(0.1968)	(0.4100)	0.0228	0.0030	(0.3842)
Diluted losses per ADS (RMB)	(10.2358)	0.2500	0.1458	(9.8400)	(20.4977)	1.1393	0.1499	(19.2085)

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended December 31, 2024					For The Year Ended December 31, 2024
	Internet Business	AI and others	Unallocated*	Consolidated		Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenue	160,152	76,937	-	237,089	32,481	517,188	289,689	-	806,877	110,541
Operating profit/(loss)	26,207	(228,196)	(5,144)	(207,133)	(28,377)	62,833	(473,987)	(26,101)	(437,255)	(59,904)
Operating margin	16.4%	(296.6)%	-	(87.4)%	(87.4)%	12.1%	(163.6)%	-	(54.2)%	(54.2)%

	For The Three Months Ended December 31, 2023				For The Year Ended December 31, 2023
	Internet Business	AI and others	Unallocated*	Consolidated	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	107,711	59,603	-	167,314	450,134	219,369	-	669,503
Operating profit/(loss)	9,488	(63,004)	(7,431)	(60,947)	26,259	(202,542)	(33,554)	(209,837)
Operating margin	8.8%	(105.7)%	-	(36.4)%	5.8%	(92.3)%	-	(31.3)%

*Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(301,213)	(366,784)	(50,249)	(602,898)	(617,557)	(84,604)
Add:
Income tax (benefits)/expenses	(47,760)	51,064	6,996	(43,781)	47,258	6,474
Interest income, net	(15,828)	(9,862)	(1,351)	(60,978)	(44,422)	(6,086)
Depreciation and other amortization	11,275	14,619	2,003	35,262	51,453	7,049
Net income attributable to noncontrolling interests	18	3,913	536	9,029	15,971	2,188
Other expense	303,836	114,536	15,691	488,791	161,495	22,124
Share-based compensation	7,431	5,144	704	33,554	26,101	3,576
Impairment of goodwill	-	152,890	20,946	-	152,890	20,946
Adjusted EBITDA	(42,241)	(34,480)	(4,724)	(141,021)	(206,811)	(28,333)